                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                              Golden Telecom, Inc.
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                                (Name of Issuer)

                Shares of Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    38122G107
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                                 (CUSIP Number)

                                 Grier C. Raclin
                         Global TeleSystems Group, Inc.
                        4121 Wilson Boulevard, 8th Floor
                               Arlington, VA 22203
                                 (703) 236-3100
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                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                 October 5, 1999
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             (Date of Event which Requires Filing of this Statement)


 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


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CUSIP No. 38122G107


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(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Global TeleSystems Group, Inc.
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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

[ ]    (a)
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[ ]    (b)
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(3)    SEC Use Only
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(4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
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(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e). [ ]

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(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
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   NUMBER OF SHARES      (7)    SOLE VOTING POWER 15,056,328
                         -------------------------------------------------------
BENEFICIALLY OWNED       (8)    SHARED VOTING POWER 0
                         -------------------------------------------------------
 BY EACH REPORTING       (9)    SOLE DISPOSITIVE POWER 15,056,328
                         -------------------------------------------------------
   PERSON WITH           (10)   SHARED DISPOSITIVE POWER 0
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(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,056,328
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(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%
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(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
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CUSIP No. 38122G107


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $.01 per share (the "Common Stock") of Golden Telecom, Inc., a Delaware corporation (the "Golden Telecom"). The principal executive offices of Golden Telecom are located at 12, Krasnokazarmennaya Street, 111250 Moscow, Russia.

Item 2.  Identity and Background.

         This statement is being filed by Global TeleSystems Group, Inc., a Delaware corporation ("GTS").

         The principal executive offices of the Reporting Person are located at 4121 Wilson Boulevard, 8th Floor, Arlington, VA 22203. GTS is an independent provider of telecommunications services to businesses, other high usage customers and telecommunications carriers in Europe.

         During the last five years, GTS has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 5, Golden Telecom completed its initial public offering (the "IPO"). Immediately before the completion of the IPO, GTS owned all 10,600,000 shares of Common Stock that were then issued and outstanding.

         As part of the IPO, Golden Telecom registered its shares of Common Stock under Section 12(g) of the Securities Act of 1934, as amended, and issued and sold 4,650,000 shares of Common Stock. Golden Telecom also entered into a subscription agreement (the "Subscription Agreement") with GTS, dated as of September 30, 1999, pursuant to which Golden Telecom agreed to issue and sell to GTS, and GTS agreed to purchase from Golden Telecom, 4,456,328 shares of Common Stock (the "Subscription Shares"). Pursuant to the Subscription Agreement, the purchase price for the Subscription Shares was $11.22 per share, which was the public offering price of $12.00 per share in the IPO, less underwriting discounts of 6.5%. The aggregate purchase price for the Subscription Shares was $50,000,000.00.

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CUSIP No. 38122G107


         GTS's purchase of the Subscription Shares was consummated on October 5, 1999, concurrently with the consummation of the IPO. GTS paid for the Subscription Shares out of its working capital. After the completion of the IPO, the concurrent purchase by GTS of the Subscription Shares, and the concurrent purchases of an additional 3,093,797 shares of Common Stock by four other investors pursuant to subscription agreements with Golden Telecom, 22,800,125 shares of Common Stock were outstanding. Immediately following these transactions, GTS owned 15,056,328 shares of Common Stock, or approximately 66.0% of all the outstanding shares of Common Stock.

Item 4.  Purpose of Transaction.

         GTS purchased the Subscription Shares for the purpose of making an investment in Golden Telecom.

         GTS from time to time intends to review its investment in Golden Telecom on the basis of various factors, including Golden Telecom's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Golden Telecom's securities in particular, as well as other developments and other investment opportunities. Based upon such review, GTS will take such actions in the future as GTS may deem appropriate in light of the circumstances existing from time to time. If GTS believes that further investment in Golden Telecom is attractive, whether because of the market price of Golden Telecom's securities or otherwise, it may purchase additional shares of Common Stock or other securities of Golden Telecom either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, GTS may determine to dispose of some or all of the shares of Common Stock currently owned by GTS or otherwise acquired by GTS either in the open market or in privately negotiated transactions. However, as described below in Item 6, GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after September 30, 1999, which is the date of the prospectus relating to the IPO.

         Except as set forth above, GTS has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Golden Telecom or the disposition of securities of Golden Telecom, (b) an extraordinary corporate transaction involving Golden Telecom or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Golden Telecom or any of its subsidiaries, (d) any change in the present board of directors or management of Golden Telecom, (e) any material change in Golden Telecom's capitalization or dividend policy, (f) any other material change in Golden Telecom's business or corporate structure, (g) any change in Golden Telecom's charter or bylaws or other or


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CUSIP No. 38122G107


instruments corresponding thereto or other action which may impede the acquisition of control of Golden Telecom by any person, (h) causing a class of Golden Telecom's securities to be deregistered or delisted, (i) a class of equity securities of Golden Telecom becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         GTS beneficially owns the number of shares of Common Stock and the percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, on the cover page hereof, and such responses are incorporated by reference herein. In addition, the number of shares of Common Stock with respect to which GTS (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

         Except as described in this Statement, GTS has not acquired or disposed of any shares of Common Stock since Golden Telecom registered its shares of Common Stock under Section 12(g) of the Securities Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         GTS has entered into the following agreement with respect to the securities of Golden Telecom:

o Underwriting Agreement, dated September 30, 1999, among GTS, Golden Telecom, Deutsche Bank AG London and Bear, Stearns & Co., Inc. In the Underwriting Agreement, GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after September 30, 1999, which is the date of the prospectus relating to the IPO.

o Administrative Services Agreement, dated October 5, 1999, between GTS and Golden Telecom. Pursuant to the Administrative Services Agreement, GTS has agreed to provide Golden Telecom with certain accounting, tax and financial management and budgeting services, legal and regulatory services and human resources services. Under the terms of the Administrative Services Agreement, GTS will provide these administrative services subject to the oversight, supervision and approval of the executive officers of Golden Telecom. Golden Telecom will pay GTS a fixed monthly fee of $16,000 for these


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CUSIP No. 38122G107


          services, which is intended to be comparable to the fees that Golden Telecom would pay if an independent third party provided the services.

          The Administrative Services Agreement may be terminated by either party upon at least 90 days' written notice and, in the case of a termination by Golden Telecom, with the consent of GTS, which consent may not be unreasonably withheld. In addition, the Administrative Services Agreement will be terminated if Golden Telecom experiences a change of control. A change of control will be deemed to have occurred if:

          o a majority of the seats on Golden Telecom's board of directors shall be occupied by persons who are neither nominated by GTS or by its board of directors, nor appointed by the Golden Telecom directors nominated by GTS; or

          o any person or group other than GTS or the companies controlled by GTS shall directly or indirectly have the power to exercise control over 50% of the voting securities of Golden Telecom.

o Employee Benefits Agreement, dated October 5, 1999, between GTS and Golden Telecom. Pursuant to the Employee Benefits Agreement, Golden Telecom's employees will participate in the employee benefit plans (including, without limitation, the GTS 401(k) plan, long-term disability plan, group life insurance plan and medical benefit plans) which, immediately before the consummation of the IPO, covered these employees. Golden Telecom will pay GTS a management fee equal to 25% of the aggregate amount of all employees' base salaries, as in effect from time to time, subject to adjustments as agreed between GTS and the Company from time to time.

o Indemnification Agreement, dated October 5, 1999, between GTS and Golden Telecom. The Indemnification Agreement provides generally for a full and complete release and discharge between GTS and Golden Telecom as of the closing date of the IPO of all liabilities existing or arising on or before such closing date. Except as set forth in the Indemnification Agreement, GTS will agree to indemnify, defend and hold harmless Golden Telecom and each of its directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from any material breach by GTS under any of the agreements summarized in this Item 6.

          Except as set forth in the Indemnification Agreement, Golden Telecom will agree to indemnify, defend and hold harmless each of GTS and its directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

          o Golden Telecom's failure to pay, perform or otherwise promptly discharge any of its liabilities arising out of its business, operations or assets on or


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CUSIP No. 38122G107


               after the closing date of the IPO, whether or not expressly assumed by Golden Telecom;

          o any liabilities attributable to Golden Telecom in connection with any United States federal or state tax audit of GTS;

          o any material breach by Golden Telecom of any of the agreements summarized in this Item 6; and

          o any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the prospectus relating to the IPO or necessary to make the statements in such prospectus not misleading, with respect to all information contained in such prospectus or the registration statement of which it forms a part.

     The Indemnification Agreement also provides that Golden Telecom will indemnify GTS for any liabilities incurred by GTS under any of its guarantees of Golden Telecom's obligations or liabilities and that Golden Telecom will pay GTS for its direct costs, if any, of maintaining such guarantees.

o Registration Rights Agreement, dated October 5, 1999, between GTS and Golden Telecom. The Registration Rights Agreement provides that, on up to three occasions, following the 360-day lock-up on sales of shares of Common Stock held by GTS and on GTS's written request, Golden Telecom will use its reasonable best efforts to register under the applicable federal and state securities laws the resale of any of GTS's shares of Common Stock. GTS will also have the right, following the 360-day lock-up on sales of shares of Common Stock held by GTS, to include its shares of Common Stock in future registrations initiated by Golden Telecom on its own behalf or on behalf of other shareholders. This right is subject to certain limitations as to whether and to what extent GTS may request registration. GTS will pay the out-of-pocket costs for registrations which it initiates. Golden Telecom has agreed to pay all of its out-of-pocket costs and expenses, other than underwriting discounts and commissions pertaining to shares resold by GTS, in connection with registrations in which GTS participates but does not initiate. In addition to the above rights, when GTS owns less than 25% of the outstanding shares of Golden Telecom's capital stock, it may request that Golden Telecom register such remaining shares in a shelf registration statement, at GTS's expense. Subject to certain limitations, such registration rights may be assigned by GTS. The Registration Rights Agreement contains customary indemnification and contribution provisions between Golden Telecom and GTS.


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o    Shareholders' Agreement, dated October 5, 1999, between GTS and Golden
     Telecom. The Shareholders' Agreement provides GTS with pre-emptive rights for equity issue by Golden Telecom. Specifically, among other things, Golden Telecom has granted to GTS the right to purchase any new equity securities of Golden Telecom so that GTS can maintain its percentage ownership in Golden Telecom immediately prior to the issuance of such new equity securities. These pre-emptive rights will terminate when GTS owns less than 25% of the outstanding shares of Common Stock.

     The Shareholders' Agreement also provides for certain corporate governance matters. The Shareholders' Agreement provides that certain "interested transactions" between Golden Telecom or its affiliates, on the one hand, and GTS or its affiliates, on the other hand, will require the approval of a majority of Golden Telecom's independent directors, unless the transaction has been described in a business plan or a budget that had already been separately approved by such independent directors.

o Trademark Transfer Agreement, dated October 5, 1999, between GTS and Golden Telecom. Pursuant to the Trademark Transfer Agreement, GTS has transferred its rights and interests in all trademarks used by Golden Telecom, including, without limitation, Sovintel, Sovam Teleport, TeleRoss, Russia-On-Line, Golden Telecom, GlasNet and PrimTelefone. If GTS's ownership of Golden Telecom falls below 50%, then GTS will have the right to require Golden Telecom to cease using certain other trademarks and service marks.



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CUSIP No. 38122G107


Item 7. Materials to be Filed as Exhibits.


1. Subscription Agreement, dated September 30, 1999, between GTS and Golden Telecom.

2. Underwriting Agreement, dated September 30, 1999, among GTS, Golden Telecom, Deutsche Bank AG London and Bear, Stearns & Co., Inc.

3. Administrative Services Agreement, dated October 5, 1999, between GTS and Golden Telecom.

4. Employee Benefits Agreement, dated October 5, 1999, between GTS and Golden Telecom.

5. Indemnification Agreement, dated October 5, 1999, between GTS and Golden Telecom.

6. Registration Rights Agreement, dated October 5, 1999, between GTS and Golden Telecom.

7.   Shareholders' Agreement, dated October 5, 1999, between GTS and Golden
     Telecom.

8. Trademark Transfer Agreement, dated October 5, 1999, between GTS and Golden Telecom.


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CUSIP No. 38122G107


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: October 14, 1999            GLOBAL TELESYSTEMS GROUP, INC.


                                  By:  /s/ ARNOLD Y. DEAN
                                     ------------------------------------------
                                     Name: Arnold Y. Dean
                                     Title: Deputy General Counsel and Assistant
                                            Secretary




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                                Index of Exhibits

Exhibit
Number        Description
-------       -----------

1.            Subscription Agreement, dated September 30, 1999, between GTS and
              Golden Telecom.

2.            Underwriting Agreement, dated September 30, 1999, among GTS,
              Golden Telecom, Deutsche Bank AG London and Bear, Stearns & Co.,
              Inc.

3.            Administrative Services Agreement, dated October 5, 1999, between
              GTS and Golden Telecom.

4. Employee Benefits Agreement, dated October 5, 1999, between GTS and Golden Telecom.

5.            Indemnification Agreement, dated October 5, 1999, between GTS and
              Golden Telecom.

6. Registration Rights Agreement, dated October 5, 1999, between GTS and Golden Telecom.

7.            Shareholders' Agreement, dated October 5, 1999, between GTS and
              Golden Telecom.

8. Trademark Transfer Agreement, dated October 5, 1999, between GTS and Golden Telecom.